United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                          Commission File No.: 0114244

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                                 WatchOut!, Inc.
                                (Name of Issuer)


                                     Common
                                     ------
                         (Title of Class of Securities)


                                   963551205
                                   ----------
                                 (Cusip Number)

David  Galoob,  Robert  Galoob,  Archangel  Holdings  LLC, c/o 116 Stanyan,  San
--------------------------------------------------------------------------------
Fransico, CA 94118
------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 10, 2000
                                -----------------
             (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d(b)(3) or (4), check the following box / /.

        Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 92) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

                                 SCHEDULE 13D/A

CUSIP NO.:                                                Page 1 of 6 Pages

1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        David Galoob
        Robert Galoob
        Arc Angel Holdings LLC
        Tax ID#:

2.      Check the Appropriate Box if A Member of a Group*

               a /X/
               b //

3.      SEC Use Only


4.      Source of Funds

        N/A

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

        /  /

6.      Citizenship or Place of Organization

        U.S.A.

7.      Sole Voting Power

        1,084,200  shares of common stock - Robert  Galoob
        1,084,200  shares of common stock - David Galoob
        95,500 shares of common stock - Archangel Holding

8.      Shared Voting Power

        0

9.      Sole Dispositive Power

        1,084,200 shares of common stock - Robert Galoob
        1,084,200 shares of common stock - David Galoob
           95,500 shares of common stock - Archangel Holding

10.     Shared Dispositive Power

        0

11.     Aggregate Amount Beneficially Owned by Each Reporting Person

     1,084,200 shares of common stock - Robert Galoob
     1,084,200 shares of common stock - David Galoob
        95,500 shares of common stock - Archangel Holding

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
        /  /

13.     Percent of Class Represented by Amount in Row (11)

        15% (if the options representing 1,750,000 shares are exercised.)

14.     Type of Reporting Persons

     IN - Robert Galoob
     IN - David Galoob
     RN - Archangel Holding Company, LLC

Item 1. Security & Issuer
-------------------------

        This statement relates to common shares of WatchOut!, Inc. and is an amendment to Schedule 13d filed in January 1998 by Reporting Persons.

Item 2.  Reporting Persons (a group)
------------------------------------

I.
        a. David Galoob
        b. Principal  Place of Business - 801 Tierra Alta,  Moss Beach, CA 94038
        c. Occupation - Independent Consultant d. The reporting person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations).
        e. The reporting person has not during the last five years been subject to or party to a civil proceeding of any type nor has any judgment, decree or order of any type been entered against reporting person.
        f. Citizenship:  USA

        a.  Robert Galoob
        b. Principal Place of Business - 116 Stanyan, San Francisco, CA 94118 c. Occupation - Independent Consultant d. The reporting person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations).
        e. The reporting person has not during the last five years been subject to or party to a civil proceeding of any type nor has any judgment, decree or order of any type been entered against reporting person.

        f.   Citizenship:  USA

        a.  Archangel Holding Company, LLC (Beneficially Stephen Petre)
        b. Principal Place of Business - 7 Park Avenue, White Plains, New York 10603
        c. Occupation - Principal Manager of Archangel Holding Company, LLC, same address as consulting company.
        d.  The  reporting  person  has not  during  the last five years been
            convicted   in   a   criminal   proceeding   (excluding   traffic
            violations).
        e. The reporting person has not during the last five years been subject to or party to a civil proceeding of any type nor has any judgment, decree or order of any type been entered against reporting person.
        f.  Citizenship:  USA

Item 3. Source and Amount of the Funds
--------------------------------------

        N/A

Item 4. Purpose of the Transaction
----------------------------------

        The purpose of the transactions were to sell control of the corporation.

        a. On October 2, 1999, reporting persons entered into a Share Purchase Agreement to sell 6,376,922 shares to Innovative Cybersytems Corp. and to option 1,750,000 additional shares to Innovative Cybersystems Corp.

        b. The company previously terminated its attempt to enter the watch marketing business, and has abandoned the licensed technology. The new control shareholder, Innovative Cybersystems Corp. intends to seek to acquire internet related business.

        c. No sale or transfer of a material amount of assets of issuer is contemplated.

        d. There are current plans to change the management. Three new directors have been appointed as of November 9, 1999. John J. Russell , who was also appointed CEO, resigned in January 2000. Kevin Waltzer has been appointed as president of the company as of October 9, 1999. Kevin Waltzer, who was appointed as Director of the company, effective in November 1999 after compliance with Section 14f under the Securities & Exchange Act of 1934, remain as Directors. Robert Galoob and David Galoob have resigned as Directors (December 1999). Michelle Long resigned as a Director in February 2000.

        e. No material change is proposed in capitalization or dividend policy at this time.

        f. At this time, no material changes in corporate structure are presently planned. The Company has terminated the attempt at the watch marketing business. The Company will engage in a new business as described in an 8-K filed previously.

        g. There are no changes proposed in the issuer's charter, Bylaws, or other instruments corresponding thereto except that a name change is proposed to Innovative Cybersystems Corp.

        h. No plans exist which would cause a class of securities to be delisted from any exchange or cease to be quoted.

        i. No plans exist for any class of equity securities becoming eligible for termination of listing pursuant to 12(g)(4) of the Act.

        j.     Not applicable

Item 5. Interest in Securities of the Issuer
--------------------------------------------

        a. 6,376,922 common shares (42.4%) of issuer have been sold by the Reporting Persons to Innovative Cybersystems Corp. They own a together a total of 2,263,900 common shares, and David Galoob and Robert Galoob have each optioned an additional 875,000 shares each to Purchaser, subject to a pledge agreement to creditors of WatchOut!, Inc.

        b. Reporting Persons have sole power to vote 2,263,900 shares of common stock as follows:

               Robert Galoob                     1,084,200
               David Galoob                      1,084,200
               Archangel Holding Company, LLC       95,500

        c. No other transactions in common securities of WatchOut!, Inc. were effected by reporting persons in the past 60 days, except that each sold 10,000 shares (total 30,000 shares) about March 10, 2000.

        d.     Not Applicable

        e.     After  the  Purchase  Transaction  is  completed,   each  of  the
               Reporting Persons will own less than 5% of Issuers shares, and collectively, they will own less than 5% of the shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
Securities  of the Issuer.
--------------------------

        The information contained in response to Item 4 and 5 is incorporated herein.

        No other voting arrangements, proxies, or other agreements exist at this time.

               Exhibit 10.1         Share Purchase Agreement

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 18, 2000                    WATCHOUT!, INC.